EXHIBIT 99.1

Norsk Hydro: Capital Reduction

OSLO, Norway, Sept. 13, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA has on 11 September 2007 completed a capital reduction by cancellation of 38,498,506 shares at par value of NOK 3.66 per share, which includes 16,871,506 shares redeemed from the Norwegian State, represented by the Ministry of Trade and Industry, on the same date. This is in accordance with the resolution passed by the Extraordinary General Meeting on 5 July 2007 related to the share buyback authorization granted by the Annual General Meeting on 8 May 2006.

Under this authorization, Hydro has repurchased and redeemed 38,498,506 shares for a total consideration of approximately NOK 6.2 billion. From May to December 2006 21,627,000 shares were bought back in the market at an average price of NOK 160.79 per share. An agreement was made with the Norwegian State, Hydro`s largest shareholder, that the State would participate with a proportional part of its shares, in order to leave its ownership interest unchanged. This amounts to 16,871,506 shares, which have now been redeemed at a price of NOK 163.78 per share. The price paid per share to the State includes interest compensation for delayed settlement compared to the purchases in the market and a reduction for the dividend the State has received on these shares.

After the capital reduction, the total number of issued and authorized shares has been reduced to 1,247,956,949 each at par value of NOK 3.66. Hydro holds 38,652,570 own shares, and the number of shares outstanding is 1,209,304,379. According to the approved merger plan, the treasury shares are not eligible for receiving shares in StatoilHydro ASA in connection with the merger of Hydro's oil and gas activities with Statoil, which is expected to be completed on October 1, 2007. The Certificate of Registration has been forwarded to the Oslo Stock Exchange.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:   Norsk Hydro  ASA
           Press contact
           Inger Sethov
             +47 22532036
             Cellular:  +47 95022359
             Inger.Sethov@hydro.com
           Stefan Solberg
             +47 22539280
             Cellular: +47 91727528
             Stefan.Solberg@hydro.com